Registration No. 333-91254

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                VISTA GOLD CORP.
             (Exact name of registrant as specified in its charter)

                             Yukon Territory, Canada
         (State or other jurisdiction of incorporation or organization)

                                   98-0066159
                     (I.R.S. Employer Identification Number)

                          Suite 5, 7961 Shaffer Parkway
                            Littleton, Colorado 80127
                                 (720) 981-1185
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Ronald J. McGregor
                      President and Chief Executive Officer
                                Vista Gold Corp.
                          Suite 5, 7961 Shaffer Parkway
                            Littleton, Colorado 80127
                                 (720) 981-1185
 (Name, address, including zip code, and telephone number, including area code, of agent for service and authorized representative of registrant in the
                                 United States)

                                 with copies to:

    Jonathan C. Guest, Esq.                       William F. Sirett, Esq.
  Perkins, Smith & Cohen, LLP                    Borden Ladner Gervais LLP
       One Beacon Street                           1200 Waterfront Centre
  Boston, Massachusetts 02108                200 Burrard Street, P.O. Box 48600
        (617) 854-4000                        Vancouver, B.C., Canada V7X 1T2
                                                      (604) 687-5744

      Approximate date of commencement of proposed sale to the public: As soon as possible after this Registration Statement is declared effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.
|_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

 Title of Each Class of                             Proposed Maximum       Proposed Maximum
    Securities to be          Amount to be         Offering Price per     Aggregate Offering          Amount of
       Registered            Registered (1)             Unit (2)               Price (2)        Registration Fee (2)

 Common Shares without
       par value            7,999,974 shares             $3.90                $31,199,899              $2,870

(1) Total represents (i) 1,296,296 common shares issued in connection with private placement transactions in February and March 2002, (ii) 218,321 common shares since issued upon conversion of debentures issued in the March 2002 transaction, and (iii) up to 6,485,357 additional common shares that are issuable upon exercise of warrants and conversion of debentures issued in the February and March 2002 transactions. All of the shares registered hereby are to be offered by selling security holders of the Registrant. Amounts shown in table have been adjusted to reflect a consolidation of the Registrant's common shares on a 1-for-20 basis, effective June 19, 2002. In the event of a stock split, stock dividend or similar transaction involving the common shares of the Registrant, in order to prevent dilution, the number of shares registered shall be automatically increased to cover additional shares in accordance with Rule 416(a) under the Securities Act.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act, based on the average of the high and low prices of the Registrant's common shares reported on the American Stock Exchange on June 24, 2002.

                                   ----------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

      The information contained in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                SUBJECT TO COMPLETION, DATED SEPTEMBER ___, 2002

                                VISTA GOLD CORP.

                             7,999,974 Common Shares
                                without par value

      All of the 7,999,974 Vista Gold common shares offered by this prospectus may be offered and sold, from time to time, by the selling security holders identified in this prospectus. These shares include 1,514,617 shares currently owned by selling security holders, 2,485,370 shares issuable upon conversion of debentures and 3,999,987 shares issuable upon exercise of warrants, including warrants to be issued upon conversion of debentures, all as described in this prospectus under "Selling Security Holders." We will not receive any of the proceeds from the sale of shares by the selling security holders. Unless otherwise indicated, share totals and prices shown in this prospectus have been adjusted to reflect a consolidation of our common shares on a 1-for-20 basis, effective June 19, 2002.

      The selling security holders may sell the common shares from time to time in public or private transactions, on or off the American Stock Exchange or the Toronto Stock Exchange, at prevailing market prices, or at privately negotiated prices. The selling security holders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders.

      Our common shares are traded on the American Stock Exchange and on the Toronto Stock Exchange under the symbol VGZ. On September 12, 2002, the closing price of a common share, as reported on the American Stock Exchange, was $5.54 per share on a post-consolidation basis.

      INVESTING IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2 TO READ ABOUT CERTAIN RISKS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON SHARES.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is September ___, 2002.

                           FORWARD-LOOKING STATEMENTS

      Certain statements in this prospectus and in the documents incorporated by reference herein constitute forward-looking statements concerning, among other things, projected annual gold production, mineralized material, proven or probable reserves and cash operating costs. Forward-looking statements typically contain words or phrases such as "anticipates," "estimates," "projects," "foresees," "management believes," "believes" and words or phrases of similar import. These statements are subject to certain risks, uncertainties or assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Important factors that could cause actual results to differ materially from those in such forward-looking statements include those identified in this document under "Risk Factors" below. Vista Gold assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting such statements.

                                VISTA GOLD CORP.

      Vista Gold Corp. is engaged in the evaluation, acquisition and exploration of mineral properties with the potential to host gold deposits, as well as the development and operation of gold properties in the Americas. Our primary focus currently is on the acquisition of properties that contain gold deposits. Since 1971, Vista Gold and its predecessor companies have held participating interests in seven mines, four of which were discovered by Vista Gold. We have also operated five of the seven mines.

      During 2001, our primary operation, the Hycroft mine in Nevada, remained shut down pending an increase in prevailing gold prices. However, the Hycroft mine continued to be the principal source of cash for Vista Gold because gold and by-product silver continued to be produced from ore previously placed on the heap leach pads.

      Vista Gold owns the Amayapampa gold property in Bolivia. A feasibility study for this property was completed in 1997 and a revised feasibility study was completed in the first quarter of 2000. We hold several mining claims in Canada and own approximately a 25% equity interest in Zamora, a Canadian mineral exploration company with interests in mineral concessions in southern Ecuador. Vista Gold performed no exploration or development activity in 2001.

      On August 29, 2002, we completed the acquisition of the 100% interest held by Viceroy Resource Corporation in the Paredones Amarillos gold project on the Baja Peninsula, Mexico. The total purchase price was Cdn. $3 million (approximately U.S. $2 million), payable 50% in cash, with Cdn. $1.0 million due at closing and Cdn. $0.5 million due one year from closing, and 50% in Vista Gold equity units consisting of one common share and one two-year warrant to purchase one common share. The price of the equity units was Cdn. $4.95 (approximately U.S. $3.17), being 90% of the weighted average closing price of Vista Gold's common shares on the five trading days immediately preceding the date of the definitive purchase agreement. The exercise price of the warrants was 125% of that weighted average closing price. Accordingly, at closing we paid Cdn. $1.0 million and issued to Viceroy Resource 303,030 Vista Gold equity units consisting of one common share and one two-year warrant to purchase one common share at an exercise price of Cdn. $6.87 (approximately U.S. $4.40).

      On August 30, 2002, we signed a non-binding letter of intent to purchase a 100% interest in two Nevada gold projects currently controlled by Newmont Mining Corporation. Completion of the transaction is subject to our due diligence review of the projects, governmental and regulatory approvals, and negotiation and execution of a definitive purchase agreement, with closing expected in October. Under the terms of the letter of intent, the total purchase price for both projects includes Vista Gold assuming all of Newmont's obligations with respect to the properties, including work commitments, and paying Newmont U.S. $1.5 million. Of this amount, $1 million would be payable at closing, including $300,000 in cash and issuance of $700,000 in equity units consisting of one common share and one warrant to purchase one common share. The price of the equity units would equal $3.54, being the weighted average closing price of Vista Gold's common shares on the ten trading days ending August 29, 2002. On the first anniversary of the closing, Vista Gold would issue $500,000 in equity units, with pricing based on the weighted average closing price of its common shares on the 10 trading days immediately preceding the first anniversary date. The warrants in both installments would have a two-year term and would have exercise prices of 125% of the respective equity unit valuation. In addition, Newmont, at its option, would retain either a 1 1/2% net smelter returns royalty (which is a royalty based on the value of production) or the right to acquire 51% of either or both projects, after four years, by paying Vista Gold cash equaling 200% of the expenditures made by Vista Gold on the related property (including acquisition cost).

      Vista Gold was originally incorporated under the Company Act (British Columbia) in 1983 under the name "Granges Exploration Ltd.". In 1985, Granges Exploration Ltd. and Pecos Resources Ltd. amalgamated under the name "Granges Exploration Ltd." and in 1989, Granges Exploration Ltd. changed its name to "Granges Inc.". In 1995, Granges and Hycroft Resources & Development Corporation were amalgamated under the name "Granges Inc.". In 1996, Granges and Da Capo Resources Ltd. amalgamated under the name "Vista Gold Corp.". Effective December 19, 1997, Vista Gold was continued from British Columbia to the Yukon Territory, Canada under the Business Corporations Act (Yukon Territory).

      Our principal executive offices are located at Suite 5, 7961 Shaffer Parkway, Littleton, Colorado 80127, and our telephone number is (720) 981-1185.

      Unless otherwise specified, monetary amounts in this prospectus are reported in U.S. dollars.

                                  RISK FACTORS

      An investment in our common shares involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common shares. The risks described below are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our business. We have attempted to identify the major factors under the heading "Risk Factors" that could cause differences between actual and planned or expected results, and we have included all material risk factors. If any of the following risks actually happen, our business, financial condition and operating results could be materially adversely affected. In this case, the trading price of our common shares could decline, and you could lose part or all of your investment.

We cannot be certain that our acquisition, exploration and development activities will be commercially successful.

      We currently have no properties that produce gold in commercial quantities. Our gold production has declined steadily since mining activities were suspended at the Hycroft mine in 1998. Gold production is now nominal and is incidental to heap leach pad rinsing activities. In these circumstances, proceeds realized from the sale of gold are not reported as revenues, but rather are netted against operating costs.

      Substantial expenditures are required to acquire existing gold properties, to establish ore reserves through drilling and analysis, to develop metallurgical processes to extract metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. We cannot assure you that any gold reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The price of gold is subject to fluctuations, which could adversely affect the realizable value of our assets and potential future results of operations and cash flow.

      Our principal assets are gold reserves and mineralized material. We intend to acquire additional properties containing gold reserves and mineralized material. The price that we pay to acquire these properties will be, in large part, influenced by the price of gold at the time of the acquisition. Our future revenues are expected to be, in large part, derived from the mining and sale of gold from these properties or from the outright sale of some of these properties. The value of these gold reserves and mineralized material, and the value of any potential gold production therefrom, will vary in direct proportion to variations in gold prices. The price of gold has fluctuated widely, and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, central bank activities, interest rates, global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of gold, and therefore the economic viability of any of our projects, cannot accurately be predicted. Any drop in the price of gold or other precious metals would adversely affect our asset values, revenues, profits and cash flows.

Mining exploration, development and operating activities are inherently hazardous.

      Mineral exploration involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Vista Gold has direct or indirect interests will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, any of which could result in work stoppages, damage to property and possible environmental damage. The nature of these risks is such that liabilities might exceed any liability insurance policy limits. It is also possible that the liabilities and hazards might not be insurable, or, Vista Gold could elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event, we could incur significant costs that could have a material adverse effect on our financial condition.

Reserve calculations are estimates only, subject to uncertainty due to factors including metal prices and recoverability of metal in the mining process.

      There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades being mined or dedicated to future production. Until reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of reserves and ore may vary depending on metal prices. Any material change in the quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Our exploration and development operations are subject to environmental regulations, which could result in our incurring additional costs and operational delays.

      All phases of our operations are subject to environmental regulation. Environmental legislation is evolving in some countries or jurisdictions in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our operations. We are currently subject to environmental regulations with respect to our properties in Nevada and Bolivia.

      The Hycroft mine in Nevada occupies private and public lands. The public lands include unpatented mining claims on lands administered by the U.S. Bureau of Land Management. These claims are governed by the laws and regulations of the U.S. federal government and the state of Nevada.

      U.S. Federal Laws

      The Bureau of Land Management requires that mining operations on lands subject to its regulation obtain an approved plan of operations subject to environmental impact evaluation under the National Environmental Policy Act. Any significant modifications to the plan of operations may require the completion of an environmental assessment or Environmental Impact Statement prior to approval. Mining companies must post a bond or other surety to guarantee the cost of post-mining reclamation. These requirements could add significant additional cost and delays to any mining project we undertake.

      Under the Resource Conservation and Recovery Act, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous waste, as well as for closure and post-closure maintenance once they have completed mining activities on a property. Our mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment which are subject to review, monitoring and/or control requirements under the Federal Clean Air Act and state air quality laws. Permitting rules may impose limitations on our production levels or create additional capital expenditures in order to comply with the rules.

      The Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended imposes strict, joint and several liability on parties associated with releases or threats of releases of hazardous substances. Those liable groups include, among others, the current owners and operators of facilities which release hazardous substances into the environment and past owners and operators of properties who owned such properties at the time the disposal of the hazardous substances occurred. This liability could include the cost of removal or remediation of the release and damages for injury to the surrounding property. We cannot predict the potential for future CERCLA liability with respect to our Nevada property or surrounding areas.

      Nevada Laws

      At the state level, mining operations in Nevada are also regulated by the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection. Nevada state law requires the Hycroft mine to hold Nevada Water Pollution Control Permits, which dictate operating controls and closure and post-closure requirements directed at protecting surface and ground water. In addition, we are required to hold Nevada Reclamation Permits required under NRS 519A.010 through 519A.170. These permits mandate concurrent and post-mining reclamation of mines and require the posting of reclamation bonds sufficient to guarantee the cost of mine reclamation. Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination, and landfill operations. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, required changes to operating constraints, technical criteria, fees or surety requirements.

      Bolivia Laws

      As to our operations in Bolivia, we are required under Bolivian laws and regulations to acquire permits and other authorizations before we can develop and mine the Amayapampa project. In Bolivia there is relatively new comprehensive environmental legislation, and the permitting and authorization process may be less established and less predictable than in the United States. There can be no assurance that we will be able to acquire necessary permits or authorizations on a timely basis. Delays in acquiring any permit or authorization could increase the development cost of the Amayapampa project, or delay the start of production.

      Under Bolivian regulations, the primary component of environmental compliance and permitting is the completion and approval of an environmental impact study known as Estudio de Evaluacion de Impacto Ambiental, or EEIA. The EEIA provides a description of the existing environment, both natural and socio-economic, at the project site and in the region; interprets and analyzes the nature and magnitude of potential environmental impacts that might result from project activities, and describes and evaluates the effectiveness of the operational measures planned to mitigate the environmental impacts. Baseline environmental conditions, including meteorology and air quality, hydrological resources and surface water, are the basis by which direct and indirect project-related impacts are evaluated and by which potential mitigation measures are proposed. If our project is found to significantly adversely impact any of these baseline conditions, we could incur significant costs to correct the adverse impact, or delay the start of production.

We face intense competition in the mining industry.

      The mining industry is intensely competitive in all of its phases. As a result of this competition, some of which is with large established mining companies with substantial capabilities and with greater financial and technical resources than ours, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable. Vista Gold also competes with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for qualified employees, our exploration and development programs may be slowed down or suspended.

Some of our directors may have conflicts of interest as a result of their involvement with other natural resource companies.

      Some of our directors are directors or officers of other natural resource or mining-related companies. A. Murray Sinclair is currently a director of:
Belvedere Resources Ltd., Breakwater Resources Ltd., Cheni Resources Ltd., Coubran Resources Ltd., Foxpoint Resources Ltd., Golden Sitka Resources Ltd., New Inca Gold Ltd. and Wolfden Resources Inc. Robert A. Quartermain is currently President and a director of Silver Standard Resources Inc., and is an officer and a director of Canplats Resources Corporation and of Pacific Sapphire Company Ltd. He is a director of Repadre Capital Corporation (which holds interests in resource properties) and Western Copper Holdings Ltd. C. Thomas Ogryzlo is the President and Chief Executive Officer of Canatec Development Corporation. Michael B. Richings is a director of L.B. Mining Ltd. These associations may give rise to conflicts of interest from time to time. In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of the company in question and to abstain from voting for or against approval of any matter in which such director may have a conflict. In appropriate cases, the company in question will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the

Yukon Territory, the directors of all companies are required to act honestly, in good faith and in the best interests of a company for which they serve as a director.

There may be challenges to our title in our mineral properties.

      There may be challenges to title to the mineral properties in which we hold a material interest. If there are title defects with respect to any of our properties, we might be required to compensate other persons or perhaps reduce our interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management's time from ongoing exploration and development programs.

Our property interests in Bolivia are subject to risks from political and economic instability in that country.

      We have property interests in Bolivia, which may be affected by risks associated with political or economic instability in that country. The risks include, but are not limited to: military repression, extreme fluctuations in currency exchange rates, labor instability or militancy, mineral title irregularities and high rates of inflation. Changes in mining or investment policies or shifts in political attitude in Bolivia may adversely affect our business. We may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Our financial position and results are subject to fluctuations in foreign currency values.

      Because we have mining exploration and development operations in North and South America, we are subject to foreign currency fluctuations, which may materially affect our financial position and results. We do not engage in currency hedging to offset any risk of currency fluctuations.

      We measure and report our financial results in U.S. dollars. We have a mining project in Bolivia and we are looking for other projects in Mexico and in Central and South America. Economic conditions and monetary policies in these countries can result in severe currency fluctuations (as evidenced by the 1999 devaluation of the Brazilian real). The Bolivian Boliviano, for example, has fluctuated between U.S. $0.133 and $0.156, or 17%, over the past 12 months.

      Currently all our material transactions in Bolivia are denominated in U.S. dollars. However, if we begin commercial operations in Bolivia (or other Latin American countries) it is possible that material transactions incurred in the local currency, such as engagement of local contractors for major projects, will be settled at a U.S. dollar value that is different from the U.S. dollar value of the transaction at the time it was incurred. This could have the effect of undermining profits from our operations in that country.

We may be unable to raise additional capital on favorable terms.

      The exploration and development of our development properties, specifically the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Significant capital investment is required to achieve commercial production from each of our non-producing properties. We will have to raise additional funds from external sources in order to restart mining activities at the Hycroft mine or begin construction and development activities at the Amayapampa project in Bolivia. There can be no assurance that additional financing will be available at all or on acceptable terms and, if additional financing is not available, we may have to substantially reduce or cease our operations.

The market price of our common shares could decrease as a result of the impact of the significant increase in the number of our outstanding shares that may result from conversion of the debentures and exercise of warrants pursuant to our 2002 issuances.

      At September 12, 2002, we had outstanding 6,370,898 common shares. Of the 7,999,974 shares being offered by our selling security holders under this prospectus, 1,514,617 are currently outstanding and therefore are already reflected in our total outstanding shares. Of the remaining shares being offered under this prospectus, 2,485,370 are issuable upon conversion of debentures and 3,999,987 shares issuable upon exercise of warrants, including warrants to be issued upon conversion of debentures, all as acquired from Vista Gold in private placement transactions we undertook this year as described below under "Selling Security Holders." If all of the debentures are converted and all the warrants exercised, the number of our currently outstanding shares would more than double, to 12,856,255. The impact of the issuance of a significant amount of common shares from these debenture conversions and warrant exercises may place substantial downward pressure on the market price of our common shares.

It may be difficult to enforce judgments or bring actions outside the United States against us and certain of our directors and officers.

      Vista Gold is a Canadian corporation and certain of its directors and officers are neither citizens nor residents of the United States. A substantial part of the assets of several of these persons, and of Vista Gold, are located outside the United States. As a result, it may be difficult or impossible for an investor:

      o to enforce in courts outside the United States judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and Vista Gold; or

      o to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and Vista Gold.

                                 USE OF PROCEEDS

      Vista Gold will not receive any proceeds from the sale of the common shares offered by the selling security holders.

                            SELLING SECURITY HOLDERS

      The selling security holders identified in the following table are offering for sale a total of 7,999,974 common shares. This total, and the numbers in the table, have been adjusted to reflect a consolidation of our common shares on a 1-for-20 basis, effective June 19, 2002. On a post-consolidation basis, these shares include 1,514,617 shares currently owned by selling security holders, 2,485,370 shares issuable upon conversion of debentures and 3,999,987 shares issuable upon exercise of warrants, including warrants to be issued upon conversion of debentures, all as acquired from Vista Gold in private placement transactions we undertook in February 2002 and March 2002. These transactions are described below on a pre-consolidation basis, but with post-consolidation exercise or conversion prices shown as applicable.

      These transactions represented two parts of a private placement financing in which we raised a total of $3.8 million. Global Resource Investments Ltd. was our agent for this financing, pursuant to an agency agreement dated February 1, 2002. Both transactions were priced as of January 22, 2002. The price per unit in each of the transactions was $0.0513 ($1.026, on a post-consolidation basis), with the common share component of the unit representing substantially all of the unit value. On January 22, 2002, the closing price for our common shares on the American Stock Exchange was $0.06 ($1.20, on a post-consolidation basis).

      (i) On February 1, 2002, in the first part of the private placement, Vista Gold issued 20,000,000 units (equivalent to 1,000,000 on a post-consolidation basis) to Stockscape.com Technologies Inc., one of the selling security holders, at a price of $0.0513 per unit, for an aggregate purchase price of $1,026,000. Each unit consisted of one common share and one share purchase warrant exercisable for one additional common share at $0.075 (now $1.50, on a post-consolidation basis) until February 1, 2007. On February 1, 2002, the closing price for our common shares on the American Stock Exchange was $0.07 ($1.40, on a post-consolidation basis). As consideration for its services as agent in connection with this unit offering, we issued an additional 1,600,000 units (equivalent to 80,000 on a post-consolidation basis) to Global Resource Investments Ltd., another selling security holder. Issuance of shares upon warrant exercise was subject to shareholder approval of issuance of the warrants, which occurred at our Annual and Special General Meeting of shareholders on April 26, 2002. In July 2002, Stockscape.com, a publicly-traded Canadian corporation, merged with three other companies to form a new company named "Quest Investment Corporation".

      Of the cash proceeds raised in this part of the private placement, approximately $800,000 was used to settle an outstanding claim of $902,819 against Vista Gold, Stockscape.com and other defendants by United States Fidelity & Guarantee Company. The lawsuit, which was dismissed on April 23, 2002, involved a General Contract of Indemnity in connection with the posting of a reclamation bond for mining activities by Mineral Ridge Inc. This dismissal was a condition to the release from escrow of the proceeds from the convertible debenture issuance discussed in (ii) below. Please see "Part II -- Other Information -- Item 1. Legal Proceedings" in our Form 10-QSB for the quarterly period ended March 31, 2002, for information about this matter.

      (ii) On March 19, 2002, in the second part of the private placement, Vista Gold issued $2,774,000 aggregate principal amount of convertible debentures. The debentures are convertible into debenture units at a price of $0.0513 (now $1.026, on a post-consolidation basis) per debenture unit, each consisting of one common share and one 5-year warrant (termed a "debenture warrant") entitling the holder to purchase one common share at a price of $0.075 (now $1.50, on a post-consolidation basis) until March 18, 2007. On March 19, 2002, the closing price for our common shares on the American Stock Exchange was $0.10 ($2.00, on a post-consolidation basis). The debentures will automatically be converted into debenture units on the date that the registration statement, of which this prospectus forms a part, is declared effective by the SEC. If the registration statement is not declared effective by September 20, 2002, the debentures will become due and payable in cash, at the option of the holder, at any time after that date.

      As consideration for its services as agent in connection with this debenture offering, we issued to Global Resource special warrants exercisable for 4,325,925 units (equivalent to 216,296 on a post-consolidation basis), with each unit consisting of one common share and one warrant with the same terms as the share and warrant components, respectively, of the debenture units. Issuance of shares upon conversion of the debentures, upon exercise of the debenture warrants, upon exercise of the special warrants issued to Global Resource and upon exercise of the warrants included in the units issuable to Global Resource upon the exercise of its special warrants, were all subject to shareholder approval, which occurred at our Annual and Special General Meeting on

April 26, 2002. In accordance with the terms of the special warrants issued to Global Resource, these were deemed to be exercised, without any further action by Global Resource, as a result of the shareholder approval of the issuance of the share and warrant components of the units issuable on exercise of the special warrants.

      Of the cash proceeds raised in this part of the transaction, approximately $1 million was allocated for the Paredones Amarillos gold property acquisition described on page 1 under "Vista Gold Corp.". An additional $300,000 has been allocated for our intended purchase of properties from Newmont Mining Corporation, also described under "Vista Gold Corp." above. The remainder will be used to evaluate and acquire gold mining properties, and to hold and maintain these properties for development or sale in anticipation of higher gold prices.

      We agreed in connection with the above transactions to register all shares issuable in the transactions including shares issuable upon exercise of warrants, conversion of debentures and exercise of the debenture warrants.

      The selling security holders may offer their common shares for sale from time to time at market prices prevailing at the time of sale or at negotiated prices, and without payment of any underwriting discounts or commissions except for usual and customary selling commissions paid to brokers or dealers.

      The following table sets forth, as of September 12, 2002, the number of shares being held of record or beneficially by the selling security holders that may be offered under this prospectus, and provides by footnote reference any material relationship between Vista Gold and the selling security holder, all of which is based upon information currently available to us.

-----------------------------------------------------------------------------------------------------------------------

                                                            Beneficial Ownership of             Beneficial Ownership of
                                                            Selling Security Holder                      Shares
                                                             Prior to Offering (1)                 After Offering (2)
                                                             ---------------------                 ------------------

-----------------------------------------------------------------------------------------------------------------------

                                                                             Number of Shares
                                                                              Offered Hereby
Name of Selling Security Holder                      Number        Percent         (3)            Number    Percent
-------------------------------                      ------        -------         ----           ------    -------
-----------------------------------------------------------------------------------------------------------------------
Quest Investment Corporation (4)                   2,000,000(5)     27.1%       2,000,000(5)          0        *
-----------------------------------------------------------------------------------------------------------------------
Global Resource Investments Ltd. (6)                 592,592(7)      8.9%         592,592(7)          0        *
-----------------------------------------------------------------------------------------------------------------------
Quest Ventures Ltd. (8)                              584,794         8.4%         584,794             0        *
-----------------------------------------------------------------------------------------------------------------------
Robert Quartermain                                   194,930         3.0%         194,930             0        *
-----------------------------------------------------------------------------------------------------------------------
Silver Standard Resources Inc. (9)                   341,130         5.1%         341,130             0        *
-----------------------------------------------------------------------------------------------------------------------
PanAmerica Capital Group, Inc. (10)                  389,862         5.8%         389,862             0        *
-----------------------------------------------------------------------------------------------------------------------
Agora Communications Ltd. (11)                        97,464         1.5%          97,464             0        *
-----------------------------------------------------------------------------------------------------------------------
Douglas Casey                                        194,930         3.0%         194,930             0        *
-----------------------------------------------------------------------------------------------------------------------
MDW & Associates, LLC (12)                            48,732         0.8%          48,732             0        *
-----------------------------------------------------------------------------------------------------------------------
Exploration Capital Partners 2000 Limited
Partnership (13)                                   2,245,614        26.1%       2,245,614             0        *
-----------------------------------------------------------------------------------------------------------------------
Adventure Seekers Travel, Inc. (14)                   48,732         0.8%          48,732             0        *
-----------------------------------------------------------------------------------------------------------------------
Susan C. van Eeden                                    38,986         0.6%          38,986             0        *
-----------------------------------------------------------------------------------------------------------------------
Keith Presnell                                       116,958         1.8%         116,958             0        *
-----------------------------------------------------------------------------------------------------------------------
The Howard Family Trust (under agreement of
trust dated 4/29/99)                                  77,972         1.2%          77,972             0        *
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

                                                            Beneficial Ownership of             Beneficial Ownership of
                                                            Selling Security Holder                      Shares
                                                             Prior to Offering (1)                 After Offering (2)
                                                             ---------------------                 ------------------

-----------------------------------------------------------------------------------------------------------------------

                                                                             Number of Shares
                                                                              Offered Hereby
Name of Selling Security Holder                      Number        Percent         (3)            Number    Percent
-------------------------------                      ------        -------         ----           ------    -------
-----------------------------------------------------------------------------------------------------------------------
David Lyall                                          120,856         1.9%         120,856             0        *
-----------------------------------------------------------------------------------------------------------------------
John Tognetti                                        120,856         1.9%         120,856             0        *
-----------------------------------------------------------------------------------------------------------------------
Peter M. Brown                                       120,856         1.9%         120,856             0        *
-----------------------------------------------------------------------------------------------------------------------
Middlemarch Partners Limited (15)                    125,856(16)     1.9%         120,856         5,000        *
-----------------------------------------------------------------------------------------------------------------------
Andrew F.B. Milligan                                 120,856         1.9%         120,856             0        *
-----------------------------------------------------------------------------------------------------------------------
Ross Beaty                                           282,556(17)     4.4%         120,856       161,700       1.1%
-----------------------------------------------------------------------------------------------------------------------
Brent Cook                                            38,986         0.6%          38,986             0        *
-----------------------------------------------------------------------------------------------------------------------
Endeavour Capital Corporation (18)                   263,156         4.0%         263,156             0        *
-----------------------------------------------------------------------------------------------------------------------
         TOTAL                                     8,166,674        63.5%       7,999,974       166,700       1.2%
-----------------------------------------------------------------------------------------------------------------------

*     Represents less than 1% of the outstanding common shares.

(1) Applicable percentage of ownership is based on 6,370,898 common shares outstanding as of September 12, 2002, plus any securities held by such holder exercisable for or convertible into common shares within sixty (60) days after the date of this prospectus, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2) Because the selling security holders may sell all, some or none of their shares or may acquire or dispose of other common shares, we cannot estimate the aggregate number of shares which will be sold in this offering or the number or percentage of common shares that each selling security holder will own upon completion of this offering.

(3) Unless otherwise noted, represents the total number of common shares issuable upon conversion of debentures and exercise of debenture warrants acquired in March 2002 private placement as described above, and assumes in all cases that all shares are sold pursuant to this offering and that no other common shares are acquired or disposed of by the selling security holders prior to the termination of this offering.

(4) Quest Investment Corporation is the successor to Stockscape.com Technologies Inc. pursuant to a merger with three other companies effected in July 2002. Quest Investment has outstanding two classes of equity securities, one having one vote per share and the other having five votes per share. A. Murray Sinclair, a director of Vista Gold, is a director of Quest Investment, and holds approximately 4.6% of the outstanding voting power. The President of Quest Investment is Brian Bayley. The major shareholders of Quest Investment are A&E Capital Funding, Inc., a Canadian corporation of which Robert G. Atkinson and Gordon D. Ewart are controlling shareholders, directors and officers (12.4% of outstanding voting power), and A. Richards Rule, a shareholder who beneficially owns approximately 12.8% of the outstanding voting power.

(5) Consists of 1,000,000 shares and 1,000,000 shares issuable upon exercise of warrants acquired in February 2002 private placement described above.

(6) Global Resource Investments Ltd. is a private California partnership 100% owned by Rule Investments, Inc., which in turn is 100% owned by the Rule Family Trust u/d/t 12/17/98. A. Richards Rule is President and sole Director of Rule Investments, and, with his wife, is co-Trustee of the Rule Family Trust.

(7) Consists of 80,000 shares and 80,000 shares issuable upon exercise of warrants acquired as an agency fee in February 2002 private placement described above, as well as 216,296 shares and 216,296 shares issuable upon exercise of warrants acquired as an agency fee in March 2002 private placement described above.

(8) A. Murray Sinclair, a director of Vista Gold, is a director and the President of Quest Ventures Ltd., and holds 50% of its outstanding common shares. Based on its filing with the Toronto Stock Exchange in connection with its purchase of convertible debentures from Vista Gold, the other controlling shareholder of Quest Ventures is Brian Bayley.

(9) Silver Standard Resources Inc. is a widely-held, publicly-traded Canadian corporation. Robert Quartermain, a director of Vista Gold, is President and a director of Silver Standard and is the beneficial owner of approximately 2% of its outstanding common shares. To the knowledge of Silver Standard management, no person beneficially owns 5% or more of its outstanding common shares.

(10) PanAmerica Capital Group, Inc., is a privately-held corporation based in Panama. Based on its filing with the Toronto Stock Exchange in connection with its purchase of convertible debentures from Vista Gold, its President is Patrick M. Abraham, and no person beneficially owns 10% or more of its outstanding equity.

(11) Agora Communications Ltd. is a privately-held corporation based in Liechtenstein. Based on its filing with the Toronto Stock Exchange in connection with its purchase of convertible debentures from Vista Gold, Jurg Keller is a director and authorized signatory, and no person beneficially owns 10% or more of its outstanding equity.

(12) MDW & Associates LLC is a privately-held limited liability company based in California. Based on its filing with the Toronto Stock Exchange in connection with its purchase of convertible debentures from Vista Gold, Michael D. Winn is a manager of the LLC, and each of Mr. Winn and Putney Holding Company, L.P. owns 10% or more of its outstanding equity. Further information as to Putney Holding Company, L.P. is not available.

(13) Exploration Capital Partners 2000 Limited Partnership is a Nevada limited partnership. Its General Partner is Resource Capital Investment Corp., a Nevada corporation which is 90% owned by the Rule Family Trust u/d/t 12/17/98. A. Richards Rule is President and a Director of Resource Capital, and, with his wife, is co-Trustee of the Rule Family Trust.

(14) Adventure Seekers Travel, Inc., is a privately-held corporation based in California. Based on its filing with the Toronto Stock Exchange in connection with its purchase of convertible debentures from Vista Gold, its President is Bryce W. Rhodes, and its controlling shareholders are Mr. Rhodes and Susan W. Rhodes.

(15) Middlemarch Partners Limited is a privately-held corporation based in the United Kingdom. Based on its filing with the Toronto Stock Exchange in connection with its purchase of convertible debentures from Vista Gold, Cecilia M. Kershaw is a managing director and authorized signatory, and Ms. Kershaw and Henry Tondowski are its controlling equityholders.

(16) Includes 5,000 previously acquired common shares that are not being registered for inclusion in this offering.

(17) Includes 161,700 previously acquired common shares that are not being registered for inclusion in this offering.

(18) Endeavour Capital Corporation is a privately-held corporation based in the Cayman Islands. Based on its filing with the Toronto Stock Exchange in connection with its purchase of convertible debentures from Vista Gold, Paul Donovan is a director and authorized signatory, and its controlling equityholders are The Equitable Life Assurance Society, a widely-held entity, and Trinity Holdings Limited, based in Liechtenstein. Further information as to Trinity Holdings is not available.

                              PLAN OF DISTRIBUTION

      Vista Gold is registering the shares on behalf of the selling security holders. We will pay all expenses in connection with the registration of the common shares being sold by the selling security holders, except for the fees and expenses of any counsel and other advisors that any selling security holders may employ to represent them in connection with the offering and any brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares. Vista Gold will not receive any of the proceeds of the sale of the shares offered by the selling security holders.

      The selling security holders have not advised us of any specific plan for distribution of the shares offered hereby, but it is anticipated that the shares will be sold from time to time by the selling security holders or by pledgees, donees, transferees or other successors in interest on a best efforts basis without an underwriter. Such sales may be made on the American Stock Exchange, the Toronto Stock Exchange, any exchange upon which our shares may trade in the future, over-the-counter, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following, without limitation:

      o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker or dealer for its account pursuant to this prospectus;

      o ordinary brokerage transactions and transactions in which the broker solicits purchases;

      o     through options, swaps or derivatives;

      o     in privately negotiated transactions;

      o     in transactions to cover short sales;

      o     through a combination of any such methods of sale; or

      o in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

      The selling security holders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. Brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling security holders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling security holder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling security holder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling security holder. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

      The selling security holders and any broker-dealers or agents that participate with the selling security holders in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      From time to time the selling security holders may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling security holder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling security holder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

      We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this prospectus available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

      Upon our being notified by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

      o the name of each such selling security holder and of the participating broker-dealer(s);

      o     the number of shares involved;

      o     the price at which such shares were sold;

      o any commissions paid or discounts or concessions allowed to such broker-dealer(s); and

      o     other facts material to the transaction.

      In order to comply with the securities laws of certain jurisdictions the shares must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

                          DESCRIPTION OF CAPITAL STOCK

      We have authorized an unlimited number of common shares, no par value per share, and an unlimited number of shares of preferred stock, no par value per share. Our common shareholders are entitled to one vote per share on all matters on which holders of common shares are entitled to vote and do not have any cumulative voting rights. Subject to the rights of holders of shares of any series of preferred stock, our common shareholders are entitled to receive such dividends as our board of directors may declare, out of legally available funds. Holders of common shares have no pre-emptive, conversion, redemption, subscription or similar rights. If Vista Gold were to be liquidated, dissolved or wound up, common shareholders would be entitled to share equally in any of our assets legally available for distribution after we satisfy any outstanding debts and other liabilities as well as any amounts that might be due to holders of preferred stock, if any.

      Our shares of authorized preferred stock are undesignated. Our board or directors has authority, without seeking stockholder approval, to determine the designation, preferences, rights and other privileges for any series of preferred stock that the board of directors may designate, which could include preferences on liquidation or as to dividends, voting rights including the right to vote as a separate class on certain corporate events or to elect directors designated by the holders of such series, and rights to conversion or redemption of their shares and other matters. Our board of directors has not as of the date of this prospectus designated and issued any shares of our preferred stock.

      We have no charter or by-law provisions that would delay, defer or prevent a change in control of Vista Gold.

                                  LEGAL MATTERS

      The validity of the common shares being offered hereby has been passed upon for Vista Gold Corp. by Campion Macdonald of Whitehorse, Yukon Territory, Canada.

                                     EXPERTS

      The consolidated financial statements of Vista Gold Corp. appearing in our Annual Report on Form 10-KSB for the year ended December 31, 2001, have been audited by PricewaterhouseCoopers LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the public reference facilities the SEC maintains at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material by mail from the Public Reference Section of the SEC (450 Fifth Street, N.W., Washington, D.C. 20549) at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's website at www.sec.gov.

      This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and the securities, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at any address listed above or from the SEC's Internet site.

      Our world wide web address is www.vistagold.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our web address is included in this document as an inactive textual reference only.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to "incorporate by reference" information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

(1) Our Annual Report on Form 10-KSB (File No. 1-9025) for the year ended December 31, 2001 (subsequently amended; see (14) below);

(2) Our Current Report on Form 8-K (File No. 1-9025) filed with the SEC on January 23, 2002;

(3) Our Current Report on Form 8-K (File No. 1-9025) filed with the SEC on February 1, 2002;

(4) Our Current Report on Form 8-K (File No. 1-9025) filed with the SEC on March 20, 2002;

(5) Our Current Report on Form 8-K (File No. 1-9025) filed with the SEC on April 29, 2002;

(6) Our Quarterly Report on Form 10-QSB (File No. 1-9025) for the quarter ended March 31, 2002;

(7) Our Current Report on Form 8-K (File No. 1-9025) filed with the SEC on May 22, 2002;

(8) Our Current Report on Form 8-K (File No. 1-9025) filed with the SEC on May 30, 2002;

(9) Our Current Report on Form 8-K (File No. 1-9025) filed with the SEC on June 17, 2002;

(10) Our Current Report on Form 8-K (File No. 1-9025) filed with the SEC on July 24, 2002;

(11) Our Quarterly Report on Form 10-QSB (File No. 1-9025) for the quarter ended June 30, 2002;

(12) Our Current Report on Form 8-K (File No. 1-9025) filed with the SEC on August 30, 2002;

(13) Our Current Report on Form 8-K (File No. 1-9025) filed with the SEC on September 3, 2002;

(14) Amendment No. 1 to our Annual Report on Form 10-KSB (File No. 1-9025) for the year ended December 31, 2001 filed with the SEC on September 17, 2002;

(15) All our filings pursuant to the Securities Exchange Act of 1934 after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(16) The description of our common shares contained in our registration statement on Form 8-A (File No. 1-9025) filed with the SEC on January 4, 1988, including any amendments or reports filed for the purpose of updating that description. For the most recent description, please see "Description of Capital Stock" in this prospectus.

      You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:

Vista Gold Corp.
Suite 5, 7961 Shaffer Parkway
Littleton, Colorado 80127
Attention:  John F. Engele, Vice President Finance and Chief Financial Officer
(720) 981-1185

      You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any supplement that we have referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following is a list of the expenses to be incurred by Vista Gold in connection with the preparation and filing of this Registration Statement. All amounts shown are estimates except for the SEC registration fee. We will pay all expenses in connection with the distribution of the common shares being registered hereby, except for the fees and expenses of any counsel and other advisors that any selling security holders may employ to represent them in connection with the offering and any brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

          SEC Registration Fee .........................  $ 2,870
          Printing and Engraving Expenses ..............  $ 1,000
          Accountants' Fees and Expenses ...............  $ 1,000
          Legal Fees and Expenses ......................  $10,000
          Transfer Agent Fees and Expenses .............  $   500
          Miscellaneous ................................  $   700
                                                          -------
               Total Expenses ..........................  $16,070
                                                          =======

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 7.1 of our By-law No. 1 provides that no director will be liable for acts or omissions of any other director or any officer or employee, or for any loss, damage or expense sustained by Vista Gold through: defects in title to any property acquired by us or on our behalf; or for losses or damages sustained by us in connection with investment of our funds or property (including losses or damages arising from bankruptcy, insolvency or other tortious acts of an entity with which such funds or property are deposited); or for any loss caused by an error of judgment or oversight on the part of such director; or for any other liability that the director may incur in his capacity as director, except for liabilities occasioned by the director's own willful neglect or default. This Section also provides that our directors and officers must act in accordance with the Business Corporations Act (Yukon Territory) (the "Act") and regulations thereunder, and will not be relieved from liability for any breach of such Act or regulations.

      Section 7.2 of our By-law No. 1 provides that, subject to limitations contained in the Act, and provided the indemnitee is fairly and reasonably entitled to be indemnified by us, we will indemnify our directors and officers, including former directors and officers or persons acting at the request of Vista Gold as a director or officer of a corporation of which Vista Gold is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of Vista Gold or any such other corporation), and heirs and legal representatives of such persons, against all costs and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of Vista Gold or any such other corporation, if:

      o he acted honestly and in good faith with a view to the best interests of Vista Gold; and

      o in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

      Section 7.3 of our By-law No. 1 provides that, subject to limitations contained in the Act, we may purchase and maintain insurance for our directors and officers as determined by our Board of Directors. As discussed below, Vista Gold does maintain such insurance.

      Subsection (1) of Section 126 of the Act provides that except in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his heirs and legal representatives (collectively, a "Person"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of that corporation or body corporate, if:

            (a) he acted honesty and in good faith with a view to the best interests of the corporation; and

            (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

      A corporation may with the approval of the Supreme Court of the Yukon Territory (the "Court") indemnify a Person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which he is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with the action if he fulfills the conditions set out in paragraphs (1)(a) and (b) of Section 126 of the Act.

      Notwithstanding anything in Section 126 of the Act, a Person is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity:

            (a) was substantially successful on the merits in his defense of the action or proceeding;

            (b) fulfills the conditions set out in paragraphs (1)(a) and (b) of Section 126 of the Act; and

            (c)   is fairly and reasonably entitled to indemnity.

      A corporation may purchase and maintain insurance for the benefit of any Person against any liability incurred by him:

            (a) in his capacity as a director or officer of the corporation, except when the liability relates to his failure to act honestly and in good faith with a view to the best interests of the corporation; or

            (b) in his capacity as a director or officer of another body corporate if he acts or acted in that capacity at the corporation's request, except when the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

      A corporation or a Person may apply to the Court for an order approving an indemnity under Section 126 of the Act and the Court may so order and make any further order it thinks fit, including an order that notice be given to any interested person.

      Vista Gold indemnifies its directors and executive officers, as well as their heirs and representatives, pursuant to indemnification agreements it has entered into with each such director and executive officer, against all liabilities and obligations, including legal fees and costs of investigation and defense of claims, as well as amounts paid to settle claims or satisfy judgments, that these directors and officers may incur in such capacities. While these agreements provide that Vista Gold will indemnify such director or officer regardless of conduct or fault of that person, the agreements also provide that we may only make such indemnification payments as permitted by applicable law. The agreements provide that Vista Gold's obligations under the agreements are not diminished or otherwise affected by, among other things, any officers' liability insurance placed by or for the benefit of the indemnitee, Vista Gold or any entity related to either.

      In addition, Vista Gold maintains directors' and officers' liability insurance which insures against liabilities that its directors and officers may incur in such capacities.

      Reference is made to "Undertakings," below, for Vista Gold's undertakings in this registration statement with respect to indemnification of liabilities arising under the Securities Act of 1933, as amended.

EXHIBITS.

Exhibit
Number    Description of Document
------    -----------------------

5         Opinion of Campion Macdonald (including the consent of such         **
          firm) regarding the legality of the securities being offered

23.1      Consent of Campion Macdonald (included as part of Exhibit 5         **
          hereto)

23.2      Consent of PricewaterhouseCoopers LLP, independent auditors

23.3      Consent of Mine Reserve Associates, Inc.                             *

23.4      Consent of Mineral Resources Development, Inc.                      **

24        Powers of Attorney                                                   *

* Incorporated by reference to the Registrant's Registration Statement on Form S-3, as filed with the Commission on June 26, 2002.

** Incorporated by reference to Amendment No. 1 to the Registrant's Registration Statement on Form S-3, as filed with the Commission on August 15, 2002.

UNDERTAKINGS.

      The undersigned Registrant hereby undertakes:

      1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      2. For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      4. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Littleton, Colorado, on September 16, 2002.

                                     VISTA GOLD CORP.
                                     -----------------------------------
                                     Registrant

                                     By: /s/ Ronald J. McGregor
                                         -------------------------------------
                                         Ronald J. McGregor
                                         President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates stated.

       Signature                                Title                                 Date
       ---------                                -----                                 ----

/s/ Ronald J. McGregor             President, Chief Executive Officer           September 16, 2002
---------------------------        and Director (Principal Executive
Ronald J. McGregor                 Officer and Authorized Representative
                                   in the United States)


/s/ John F. Engele                 Vice President Finance and Chief             September 16, 2002
---------------------------        Financial Officer (Principal Financial
John F. Engele                     and Accounting Officer)


                  *                Director                                     September 16, 2002
---------------------------
John M. Clark


                  *                Director                                     September 16, 2002
---------------------------
Michael B. Richings


                  *                Director                                     September 16, 2002
---------------------------
A. Murray Sinclair


                  *                Director                                     September 16, 2002
---------------------------
C. Thomas Ogryzlo


                                   Director
---------------------------
Robert A. Quartermain


By:  /s/ John F. Engele
     -------------------------------
       John F. Engele, Attorney-in-Fact

Exhibit
Number                Description of Document
------                -----------------------

5         Opinion of Campion Macdonald (including the consent of such         **
          firm) regarding the legality of the securities being offered

23.1      Consent of Campion Macdonald (included as part of Exhibit 5         **
          hereto)

23.2      Consent of PricewaterhouseCoopers LLP, independent auditors

23.3      Consent of Mine Reserve Associates, Inc.                             *

23.4      Consent of Mineral Resources Development, Inc.                      **

24        Powers of Attorney                                                   *

* Incorporated by reference to the Registrant's Registration Statement on Form S-3, as filed with the Commission on June 26, 2002.

** Incorporated by reference to Amendment No. 1 to the Registrant's Registration Statement on Form S-3, as filed with the Commission on August 15, 2002.